UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
July 26, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F    ☑       Form 40-F    ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    ☐       No    ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82- ___

SIGNATURES

SIGNATURES
Date July 26, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso’s Interim Review for January 1 — June 30, 2007
(Helsinki, Finland, July 26, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Another strong quarter for Metso
Highlights of the second quarter
•	New orders worth EUR 2,090 million were received in April — June, i.e. 50 percent more than in the corresponding period of last year (EUR 1,390 million in Q2/06).

•	The order backlog grew by 22 percent from the end of December 2006 and was EUR 4,574 million at the end of June 2007 (EUR 3,737 million on Dec. 31, 2006).

•	Net sales increased by 31 percent and totaled EUR 1,536 million (EUR 1,170 million in Q2/06).

•	Earnings before interest, tax and amortization (EBITA) were EUR 162.3 million, i.e. 10.6 percent of net sales (EUR 120.7 million and 10.3% in Q2/06).

•	Operating profit (EBIT) was EUR 148.3 million, i.e. 9.7 percent of net sales (EUR 116.4 million and 10.0% in Q2/06).

•	Earnings per share were EUR 0.68 (EUR 0.97 in Q2/06).

•	Free cash flow was EUR 67 million negative (EUR 26 million in Q2/06).
“The second quarter was another strong quarter for Metso. We saw brisk order intake in all our main businesses and our order backlog strengthened to an all-time-high level. This, together with the continuing favorable market outlook gives us exceptionally good visibility not only for the current year but also for 2008,” says Jorma Eloranta, President and CEO, Metso Corporation.
Eloranta says that Metso’s second-quarter financial performance was a substantial improvement on the seasonally low first quarter. “The growth in net sales was healthy both in Metso Minerals and Metso Automation, which delivered strong organic growth of more than 20 percent. I am also pleased with our second-quarter operating profit driven by strong volumes, which set a new quarterly record for Metso. Our free cash flow during the second quarter was negative mainly because of volume driven increase in receivables at the end of June. I consider this to be primarily a timing issue related to project deliveries,” explains Eloranta.
Eloranta says that Metso’s main operational priority is to ensure that the delivery capability continues to meet robust demand and healthy growth rates and competitiveness are sustained. “We are implementing various expansion programs to enhance our delivery capability and have increased our capital expenditure plans for 2007 to this end. We are also continuing our concerted efforts to develop our aftermarket operations, strengthen our global presence and to evaluate complementary acquisition candidates to accelerate Metso’s growth even further,” concludes Eloranta.

Metso’s key figures

EUR million	Q2/07	Q2/06	Change %	Q1- Q2/07	Q1- Q2/06	Change %	2006
Net sales	1,536	1,170	31	2,902	2,248	29	4,955
Earnings before interest, tax and amortization (EBITA)	162.3	120.7	34	284.2	220.6	29	481.1
% of net sales	10.6	10.3		9.8	9.8		9.7
Operating profit	148.3	116.4	27	256.7	211.8	21	457.2
% of net sales	9.7	10.0		8.8	9.4		9.2
Earnings per share, basic, EUR	0.68	0.97	(30)	1.18	1.44	(18)	2.89
Orders received	2,090	1,390	50	3,754	2,827	33	5,705
Order backlog at end of period				4,574	2,864	60	3,737
Free cash flow	(67)	26	n.a.	30	178	(83)	327
Return on capital employed (ROCE), annualized, %				24.0	21.7		22.2
Equity to assets ratio at end of period, %				34.9	37.2		36.1
Gearing at end of period, %				42.6	24.2		30.8
Metso’s second quarter 2007 review
Operating environment and demand for products in April-June
The market situation for Metso’s products and services continued to be favorable during the second quarter.
Metso Paper’s market situation was similar to that of the first quarter. The demand for new paper, board and tissue machines remained good in China, where continuing strong economic growth is fuelling the demand for various paper and board grades. The demand for fiber lines was good in South America and Asia, where pulp production capacity continues to increase rapidly due to good availability of cost competitive raw materials. In Europe and North America, the demand focused mainly on machine rebuilds and aftermarket services. Demand for power plants that use renewable energy sources was excellent and resulted from worldwide industry attempts to increase energy self-sufficiency and reduce climatic impacts.
The demand for Metso Minerals’ mining products, metal recycling equipment and aftermarket services remained excellent, as in the first quarter. The continuing high level of investment in industrial and commercial facilities, infrastructure, services and housing, particularly in emerging countries, has maintained lively demand for various metals. As a result, mining industry investments have continued at an excellent level globally. In the construction industry, the demand for Metso Minerals’ aggregates production-related equipment remained excellent in Europe and good in other markets. Demand is driven especially by projects to develop road networks and other transportation infrastructure in various parts of the world.

Metso Automation’s market situation was good in the fiber and paper industry. In the power, oil and gas industry, the demand for process automation systems was good and the demand for flow control systems was excellent. Energy industry investments are driven by the increased consumption of energy and high oil prices due to global economic growth.
Orders received in April-June
Metso’s order intake during the second quarter was at an all time high, EUR 2,090 million, which is 50 percent more than during the same period a year before. About one third of the growth was organic and the rest was due to the acquisition of the Pulping and Power businesses that was completed at the end of 2006.
At Metso Paper, the growth in new orders came through the acquired businesses, especially the Power business line, which had a strong quarter with new orders worth EUR 480 million. Metso Paper’s largest orders for April-June included pulp mill equipment for Votorantim Celulose e Papel in Brazil and for Celulose Beira Industrial in Portugal, and an order received for a printing paper line for Henan Puyang Longfeng Paper in China. Metso Paper also received an order for two biomass-fired power boilers for EDP Producão — Bioeléctrica S.A. in Portugal.
Metso Minerals’ order intake continued to grow at the healthy 27 percent pace. Orders increased strongly in all business lines and in all geographical regions except Asia-Pacific, where no major orders were received due to timing reasons. Metso Minerals’ largest orders were a materials handling solution for Companhia Brasileira de Alumínio to Brazil and minerals processing equipment for Gold Reserve for its gold-copper project in Venezuela.
Metso Automation’s new orders in the second quarter were on par with the same period a year earlier. Metso Automation’s largest orders were a process automation system for Henan Puyang Longfeng Paper in China and an automationsystem modernization project for an oil refinery in Brazil.
Financial performance in April-June
Metso’s net sales in the second quarter grew 31 percent compared with the corresponding period last year and were EUR 1,536 million. In Metso Paper, the growth came from the acquired Pulping and Power businesses. Metso Minerals and Metso Automation delivered strong organic growth.
As expected, Metso’s second-quarter financial performance improved substantially on the first quarter. Earnings before interest, tax and amortization (EBITA) were EUR 162.3 million or 10.6 percent of net sales compared with EUR 120.7 million or 10.3 percent of net sales for the corresponding period last year. EBITA and EBITA margin improved for both Metso Paper and Metso Minerals, while Metso Automation’s EBITA improved but EBITA margin decreased slightly. Metso’s second-quarter operating profit was EUR 148.3 million or 9.7 percent of net sales compared with EUR 116.4 million or 10.0 percent of net sales a year earlier.

Metso’s January-June 2007 Interim Review
Orders received and order backlog
In the first half of the year, Metso’s orders received grew by 33 percent on the comparison period, and were EUR 3,754 million. Orders received grew in all business areas. The increase in orders was proportionally strongest in Metso Paper’s Power business line, Metso Minerals’ Recycling business line and Metso Automation’s Flow Control business line. Two thirds of the new orders increase was attributable to the acquisition of the Pulping and Power businesses. Metso’s order backlog increased by 22 percent on the end of 2006 and was EUR 4,574 million at the end of June.
Orders received by business area

	Q1-Q2/07		Q1-Q2/06
		% of orders		% of orders
	EUR million	received	EUR million	received
Metso Paper	1,756	46	1,108	39
Metso Minerals	1,569	42	1,314	46
Metso Automation	413	11	372	13
Valmet Automotive	47	1	59	2
Intra-Metso and other orders received	(31)		(26)
Total	3,754	100	2,827	100
Orders received by market area

	Q1-Q2/07		Q1-Q2/06
		% of orders		% of orders
	EUR million	received	EUR million	received
Europe	1,606	43	1,070	37
North America	596	16	609	22
South and Central America	442	12	318	11
Asia-Pacific	872	23	643	23
Rest of the world	238	6	187	7
Total	3,754	100	2,827	100
Net sales
Metso’s net sales for January-June grew by 29 percent on the comparison period and totaled EUR 2,902 million. The increase would have been 3 percentage points higher without the effect of exchange rate translation. Excluding the effect of the Pulping and Power businesses acquired at the end of 2006, the increase in net sales was approximately 14 percent. The main drivers for organic growth were the continuing good market situation and strengthened competitiveness. Aftermarket operations accounted for 33 percent (37% in Q1-Q2/06) of Metso’s net sales. Decrease in the share of aftermarket operations was mainly due to the acquired Pulping and Power businesses, where the share of aftermarket business is below Metso’s average. Measured in euros, the net sales of aftermarket operations increased by 17 percent.

Net sales by business area

	Q1-Q2/07		Q1-Q2/06
	EUR		EUR
	million	% of net sales	million	% of net sales
Metso Paper	1,374	47	886	39
Metso Minerals	1,188	40	1,044	46
Metso Automation	320	11	274	12
Valmet Automotive	47	2	59	3
Intra-Metso net sales and other	(27)		(15)
Total	2,902	100	2,248	100
Net sales by market area

	Q1-Q2/07		Q1-Q2/06
	EUR million	% of net sales	EUR million	% of net sales
Europe	1,155	40	939	42
North America	548	19	505	22
South and Central America	421	14	287	13
Asia-Pacific	657	23	404	18
Rest of the world	121	4	113	5
Total	2,902	100	2,248	100
Financial result
Metso’s earnings before interest, tax and amortization (EBITA) during the first half of 2007 were EUR 284.2 million or 9.8 percent of net sales (EUR 220.6 million or 9.8 percent in Q1-Q2/06). EBITA in euros improved clearly in all business areas primarily due to strong volume growth. EBITA margin improved both for Metso Paper and Metso Minerals, while it decreased slightly for Metso Automation. At Metso Paper, improvement came from all business lines. Metso Paper’s profitability was negatively affected during the first half by about EUR 10 million because of a steep increase in stainless steel price. Metso Minerals’ profitability improved in all business lines, with the greatest improvement recorded for the Mining business line. Metso Automation’s EBITA margin was negatively affected by the rise in raw material and subcontracting prices and due to large share of project deliveries.
Metso’s operating profit was EUR 256.7 million or 8.8 percent of net sales in January-June (EUR 211.8 million or 9.4 percent in Q1-Q2/06). Operating profit includes a EUR 18 million amortization of intangible assets related to the acquisition of the Pulping and Power businesses and a EUR 3 million credit loss in Metso Paper.
Metso’s net financial expenses were EUR 18 million in January-June (EUR 18 million).

Metso’s profit from continuing operations before taxes in the first half-year was EUR 238 million (EUR 194 million). The profit attributable to shareholders was EUR 167 million (EUR 204 million) in January-June, corresponding to earnings per share (EPS) of EUR 1.18 (EUR 1.44 per share). In the comparison period, Metso recognized in the income statement a nonrecurring deferred tax asset of EUR 57 million related to its U.S. operations, which lowered the tax rate for 2006 and improved EPS by EUR 0.40. Metso’s tax rate for 2007 is estimated to be about 30 percent.
The return on capital employed (ROCE) was 24.0 percent (21.7%) and the return on equity (ROE) was 23.5 percent (32.5%).
Cash flow and financing
Metso’s net cash generated by operating activities during the first six months was EUR 95 million (EUR 225 million). As a result of the strong growth of the order backlog and net sales, both inventories and receivables increased strongly in all business areas during the second quarter. Growth in inventories was offset by growth in advances received and accounts payable, but strong growth in receivables, especially in June, had a negative impact on net working capital, which increased by EUR 176 million in the second quarter. Mainly because of timing and the volume-driven increase in receivables in June, Metso’s free cash flow was EUR 67 million negative during the second quarter. Free cash flow for the first six months was EUR 30 million (EUR 178 million).
Net interest-bearing liabilities totaled EUR 623 million at the end of June. Gearing was 42.6 percent. Metso’s equity to assets ratio was 34.9 percent. In April, Metso paid dividends of EUR 212 million for 2006.
In May, Standard & Poor’s Ratings Services upgraded the long-term credit rating of Metso Corporation to BBB from BBB- and the short-term rating to A-2 from A-3. The rating on Metso’s senior unsecured debt was upgraded to BBB- from BB+. The outlook on rating is considered stable.
The current Moody’s Investor Service rating for Metso’s long-term credit is Baa3. The outlook on rating is considered stable.
Capital expenditure
Metso’s gross capital expenditure in the first half-year was EUR 74 million excluding acquisitions (EUR 57 million). About one third of the capital expenditure was related to capacity increasing investments necessitated by strong volume growth.
In the second quarter, Metso decided to establish a service center for Metso Paper at Guangzhou, China. The service center will start its operations in 2008. Also in China, Metso Paper’s Service Center in Wuxi and Metso Automation’s valve production plant in Shanghai are being expanded.

In India, Metso is expanding mobile crusher assembly capacity in Bawal. The capacity of the Brazilian crusher manufacturing plant is also being expanded.
In Finland, Metso is expanding its power boiler production facilities at Lapua and increasing the capacity in the paper machine roll production line in Jyväskylä. A new assembly line for mobile crushers was introduced in Tampere early in the year, and a crusher pilot plant and test laboratory are still under construction.
Metso has also decided to invest in an enterprise resource planning (ERP) solution covering the entire supply chain within Metso Automation. The investment is due to be completed by the turn of 2009-2010. Similar investment is underway in Metso Minerals.
Metso estimates that the gross capital expenditure in 2007 will be about 30 percent higher than in 2006. The growth will be due to capacity increasing investments, as well as the ERP investments of Metso Minerals and Metso Automation.
Metso’s research and development expenditure totaled EUR 57 million (EUR 54 million) during January-June, i.e. 2.0 percent of Metso’s net sales.
Holding in Talvivaara Mining Company Ltd
Metso has an approximate 4 percent holding in Talvivaara Mining Company Ltd, which was listed on the London Stock Exchange in May 2007. Metso’s holding, which is classified in the balance sheet as an available-for-sale investment, was valued at approximately EUR 29 million at the end of June. In connection with the listing, Metso has undertaken to retain its Talvivaara shares for at least 6 months. Metso’s holding relates to joint R&D project with Talvivaara Mining Company in the development of rock processing and bulk materials handling processes.
Acquisitions and divestments
In June 2007, Metso strengthened Metso Paper’s maintenance service business by acquiring Mecanique et Depannage Industries s.a.r.l. (MDI) from France. MDI employs 30 people.
In March 2007, Metso acquired the North American metal recycling technology provider, Bulk Equipment Systems and Technologies Inc. (B.E.S.T. Inc), located in Cleveland, Ohio. The acquisition price, approximately EUR 9 million, was paid in April. The company’s net sales in 2006 were EUR 8 million and it employs approximately 40 people. The company is integrated in Metso Minerals’ Recycling business line.
In March 2007, Metso sold the majority of Metso Paper AG in Delémont, Switzerland. Metso Paper remained as a minority shareholder in the company. Metso Paper AG is a supplier of roll logistic systems, solutions and services. The company has about 70 employees and annual net sales of approximately EUR 10 million.

Acquisition and integration of the Pulping and Power businesses
Metso closed the acquisition of Aker Kvaerner’s Pulping and Power businesses on December 29, 2006. The parties have reached an agreement on the balance sheet value of the acquired businesses and the earlier estimated acquisition price (EUR 341 million) was revised to EUR 336 million, including EUR 6 million in expenses related to the acquisition and EUR 53 million in net cash.
Metso estimates that the annual cost savings achievable through synergies will amount to EUR 20-25 million after integration. About one third of these are expected to be realized during 2007. During the first half-year about EUR 6 million of synergy benefits were realized. The nonrecurring expenses resulting from integration of the acquired businesses are estimated to be less than EUR 10 million, of which EUR 3 million was recognized in the first half and the rest are expected to be recorded in the remaining two quarters in 2007.
Integration of the acquired businesses into Metso Paper has proceeded according to plan. During the first half-year, the global customer interface organization was restructured and employee negotiations were completed regarding the pruning of overlapping activities in Sweden and Finland. By the end of June these measures resulted into the reduction of about 100 employees.
The amortization of intangible assets resulting from the transaction is estimated to be EUR 37 million in 2007, EUR 20 million in 2008 and after that EUR 13 million annually until the intangible assets have been fully amortized. The rest of the transaction price exceeding the balance sheet value will remain as goodwill, which is not amortized. In the first half-year, the amortization of intangible assets amounted to EUR 18 million.
Personnel
Metso had 26,609 employees at the end of June, about 300 of who were seasonal workers. This was 993 employees more than at the end of the first quarter (25,616 employees). In the first half-year, Metso had an average of 25,968 employees.
Personnel by area

	June 30,	Dec 31,
	2007	2006	Change %
Finland	9,783	9,281	5
Other Nordic countries	3,587	3,580	0
Other Europe	3,016	3,067	(2)
North America	3,773	3,715	2
South and Central America	2,564	2,439	5
Asia-Pacific	2,497	2,262	10
Rest of the world	1,389	1,334	4

Total personnel	26,609	25,678	4

BUSINESSES
Metso Paper

				Q1-	Q1-
EUR million	Q2/07	Q2/06	Change %	Q2/07	Q2/06	Change %	2006
Net sales	708	469	51	1,374	886	55	2,092
Earnings before interest, tax and amortization (EBITA)	47.7	27.4	74	84.8	51.2	66	105.6
% of net sales	6.7	5.8		6.2	5.8		5.0
Operating profit	35.7	25.1	42	61.1	46.6	31	89.8
% of net sales	5.0	5.4		4.4	5.3		4.3
Orders received	1,103	564	96	1,756	1,108	58	2,276
Order backlog at end of period				2,584	1,540	68	2,225
Personnel at end of period				11,954	9,328	28	11,558
Aker Kvaerner’s Pulping and Power businesses were acquired as of December 29, 2006, and the acquired balance sheet was consolidated to Metso on December 31, 2006. The acquired businesses had no effect to Metso’s income statement for 2006 and are therefore not included in the comparative segment information except for order backlog and personnel as at December 31, 2006.
In January-June, Metso Paper’s net sales increased by 55 percent on the comparison period and totaled EUR 1,374 million.
About two thirds of the net sales growth was attributable to the Pulping and Power businesses acquired at the end of 2006. The aftermarket business accounted for 28 percent of net sales (35% in Q1-Q2/06). The decline in the share of aftermarket business was due to the acquired Pulping and Power businesses, where the share of aftermarket business is below Metso Paper’s average. Measured in euros, the volume of aftermarket business increased by 26 percent, and the growth was attributable mainly to the acquired Pulping and Power businesses.
Metso Paper’s EBITA was EUR 84.8 million, i.e. 6.2 percent of net sales (EUR 51.2 million or 5.8% in Q1-Q2/06). The operating profit was EUR 61.1 million, i.e. 4.4 percent of net sales (EUR 46.6 million or 5.3% in Q1-Q2/06). The operating profit for the first half-year includes a EUR 18 million amortization of intangible assets related to the acquisition of the Pulping and Power businesses and a EUR 3 million credit loss. The estimated negative impact of the steep rise in stainless steel price during the first half-year was about EUR 10 million.
The value of orders received by Metso Paper increased by 58 percent on the comparison period and totaled EUR 1,756 million. The order intake of the Power business line almost doubled and the order intake of the Paper and Board business lines grew by about one fourth. On the other hand, in the Panelboard and Tissue business lines, order intake declined clearly. Excluding the effect of the Pulping and Power businesses, Metso Paper’s volume of new orders grew by 3 percent. Among the most significant orders in January-June were orders received from Oji Paper for a paper making line in Japan, from Henan Puyang Longfeng Paper for a printing paper line in China, and for pulp mill equipment from VCP in Brazil and Celbi in Portugal. A long-term maintenance agreement was signed in the review period with Plattling Papier’s mill in Germany. This is Metso Paper’s first extensive service agreement for a production plant still under construction.

The end-of-June order backlog, EUR 2,584 million, was 16 percent higher than the order backlog at the end of 2006.
Metso Minerals

			Change	Q1-	Q1-
EUR million	Q2/07	Q2/06%		Q2/07	Q2/06	Change %	2006
Net sales	648	541	20	1,188	1,044	14	2,199
Earnings before interest, tax and amortization (EBITA)	96.9	72.8	33	165.6	134.3	23	302.1
% of net sales	15.0	13.5		13.9	12.9		13.7
Operating profit	95.7	71.6	34	163.5	131.8	24	297.7
% of net sales	14.8	13.2		13.8	12.6		13.5
Orders received	798	628	27	1,569	1,314	19	2,655
Order backlog at end of period				1,673	1,101	52	1,277
Personnel at end of period				9,967	9,124	9	9,433
In January-June, Metso Minerals’ net sales increased by 14 percent on the comparison period and totaled EUR 1,188 million. The majority of the growth was derived from the Mining business line. The net sales of the Construction business line were also up on the comparison period. The Recycling business line’s net sales were on par with the comparison period. Metso Minerals’ aftermarket business accounted for 42 percent of net sales (43% in Q1-Q2/06). Measured in euros, the volume of the aftermarket business grew by 12 percent.
The operating profit of Metso Minerals was EUR 163.5 million, or 13.8 percent of net sales. All business lines improved profitability, with the Mining business line recording the strongest improvement as a result of robust volume growth.
The value of orders received by Metso Minerals was up by 19 percent and totaled EUR 1,569 million. Order intake grew strongly in all business lines. Among the largest orders in January-June were orders received for a grinding system from Boliden in Sweden, for bulk materials handling equipment from Alcoa in Brazil, for minerals processing equipment to Gold Reserve Inc. in Venezuela and grinding equipment from Osisko Exploration in Canada. The order backlog increased by 31 percent on the end of 2006 and was EUR 1,673 million at the end of June.
Metso Automation

				Q1-	Q1-
EUR million	Q2/07	Q2/06	Change %	Q2/07	Q2/06	Change %	2006
Net sales	174	140	24	320	274	17	613
Earnings before interest, tax and amortization (EBITA)	23.6	19.9	19	39.5	35.6	11	88.3
% of net sales	13.6	14.2		12.3	13.0		14.4
Operating profit	23.3	19.6	19	38.8	34.9	11	86.7
% of net sales	13.4	14.0		12.1	12.7		14.1
Orders received	185	181	2	413	372	11	717
Order backlog at end of period				365	272	34	276
Personnel at end of period				3,564	3,341	7	3,352

Metso Automation’s net sales increased by 17 percent in January-June and totaled EUR 320 million. The increase derived almost entirely from deliveries of flow control systems to the energy industry. The aftermarket business accounted for 21 percent of net sales (23% in Q1-Q2/06). Measured in euros, the volume of the aftermarket business grew by 7 percent.
Metso Automation’s operating profit amounted to EUR 38.8 million or 12.1 percent of net sales. The slight decrease in operating profit margin was primarily due to a rise in raw material and subcontracting prices and an increase in the share of project deliveries.
The value of orders received by Metso Automation increased by 11 percent on the comparison period and was EUR 413 million. The increase came mainly from orders of the Flow Control business line for the power, oil and gas industries. Major orders during January-June were valve order from the Chiyoda-Technip Joint Venture to Qatar, process automation system to Henan Puyang Longfeng Paper to China and automation system modernization project to an oil refinery in Brazil. Due to the strong order intake in the first half-year, Metso Automation’s order backlog was substantially strongerthan in the comparison period. The order backlog increased by 32 percent on the end of 2006 and was EUR 365 million at the end of June.
Valmet Automotive
Valmet Automotive’s net sales in January-June were EUR 47 million. Operating profit was EUR 5.4 million, or 11.5 percent of net sales. In the first half-year, Valmet Automotive manufactured an average of 114 cars per day. Valmet Automotive’s number of personnel has been adjusted to correspond with the current production level.
Short-term risks of business operations
China is the primary market for new paper and board machines and thus any substantial changes in demand on the Chinese market may have a material adverse effect on Metso Paper’s profitability. Metso seeks to mitigate these risks by developing its global aftermarket operations and increasing the flexibility of its delivery chain.
The delivery times for Metso products have been lengthened because of strong growth in order intake and backlog. Therefore, there is a risk that material and other costs may rise significantly during the delivery time and have a greater impact on Metso’s profitability than currently anticipated. In the current strong demand situation, the scarcity of certain components and subcontractor resources, particularly at Metso Minerals and Metso Automation, may also lengthen delivery times.
Metso strives to manage and limit the potential adverse effects of these and other risks. However, if the risks materialize, they could have a significant adverse effect on Metso’s business, financial position and results of operations or on the price of the Metso share.

Events after the review period
Metso has acquired Bender Holdings Limited in United Kingdom
In July 2007, Metso acquired Bender Holdings Limited and its subsidiary companies in United Kingdom to further strengthen Metso Paper’s aftermarket business. The company employs 97 persons and its net sales in 2006 amounted to approximately EUR 24 million. With the acquisition, Metso Paper becomes the global market leader in Yankee cylinder grinding and coating services for tissue machines.
Metso has agreed to divests its German panelboard press business
In July 2007, Metso has agreed to divest Metso panelboard GmbH, Hannover, Germany-based supplier of continuous press and energy plants for the panelboard industry, to G. Siempelkamp GmbH & Co. KG of Germany. The transaction is estimated to be closed by the end of September 2007. Metso Panelboard GmbH employs approximately 65 people. In connection with the divestment, the parties have agreed to pursue cooperation where Metso’s front-end, forming and panelhandling technologies will be combined with Siempelkamp’s continuous press technology.
Metso seeks to delist and deregister from the United States
On July 26, 2007, Metso decided to apply for delisting of its American Depositary Shares from the New York Stock Exchange in the United States, and deregister from the U.S. Securities and Exchange Commission and terminate Metso’s reporting obligations under the Exchange Act. However, Metso plans to maintain its ADR facility, and following the delisting Metso’s ADSs are expected to be traded over-the-counter in the United States. Metso believes that the reasons why the New York Stock Exchange listing was originally sought in mid 1990’s are no longer valid since the capital markets have become more global. Metso’s ordinary shares will continue to trade on the Helsinki Stock Exchange.
Metso’s intention to delist from the New York Stock Exchange does not imply a reduced focus on its international shareholders or on its international or U.S. markets. Metso intends to continue its high standard of corporate governance, transparency in financial reporting and internal controls subsequent to effectiveness of the NYSE delisting and SEC deregistration. Metso expects to complete the delisting and deregistering process during 2007.
Short-term outlook
The favorable market outlook for Metso’s products and services is expected to continue for the rest of 2007. Metso’s record-high order backlog also provides exceptionally good visibility for 2008, which is estimated to be another solid growth year for Metso.

Metso Paper’s market situation is estimated to continue much the same as in the year’s first half. The demand for new paper and board machines is expected to be good in Asia and satisfactory elsewhere. The demand for new fiber lines is expected to be good in South America and satisfactory elsewhere. The demand for tissue machines is estimated to be satisfactory. The demand for power plants is estimated to be excellent. The demand for Metso Paper’s aftermarket services is expected to remain satisfactory.
Metso Minerals’ favorable market outlook is expected to continue. Demand is anticipated to remain excellent in the mining and metals recycling industries, and at a good level in the construction industry. The demand for aftermarket services is expected to remain excellent.
Metso Automation’s market outlook in the pulp and paper industry is estimated to be good. In the power, oil and gas industries, demand is expected to be good in process automation systems and excellent in flow control systems.
Thanks to the strong order backlog, continuing favorable market situation and expanded business scope, it is estimated that Metso’s net sales for 2007 will grow by more than 20 percent on 2006 and that the operating profit will clearly improve. It is estimated that the operating profit margin in 2007 will be slightly below Metso’s target of over 10 percent. This is primarily due to factors related to the acquisition of the Pulping and Power businesses — namely the high first-year amortization of intangible assets, the costs of integration and the fact that synergy benefits will not fully materialize in the first year.
The estimates concerning financial performance are based on Metso’s current business scope, order backlog and market outlook.
Helsinki, July 26, 2007
Metso Corporation’s Board of Directors

The interim review is unaudited
CONSOLIDATED STATEMENTS OF INCOME

EUR million	4-6/2007	4-6/2006	1-6/2007	1-6/2006	1-12/2006

Net sales	1,536	1,170	2,902	2,248	4,955
Cost of goods sold	(1,138)	(845)	(2,164)	(1,623)	(3,659)

Gross profit	398	325	738	625	1,296

Selling, general and administrative expenses	(248)	(216)	(486)	(422)	(846)
Other operating income and expenses, net	(3)	8	3	9	6
Share in profits of associated companies	1	0	1	0	1

Operating profit	148	117	256	212	457

% of net sales	9.7%	10.0%	8.8%	9.4%	9.2%

Financial income and expenses, net	(10)	(11)	(18)	(18)	(36)

Profit on continuing operations before tax	138	106	238	194	421

Income taxes on continuing operations	(41)	31	(71)	10	(11)

Profit on continuing operations	97	137	167	204	410

Profit (loss) on discontinued operations	—	—	—	—	—

Profit (loss)	97	137	167	204	410

Profit (loss) attributable to minority interests	0	0	0	0	1
Profit (loss) attributable to equity shareholders	97	137	167	204	409

Profit (loss)	97	137	167	204	410

Earnings per share from continuing operations, EUR
Basic	0.68	0.97	1.18	1.44	2.89
Diluted	0.68	0.97	1.18	1.44	2.89

Earnings per share from discontinued operations, EUR
Basic	—	—	—	—	—
Diluted	—	—	—	—	—

Earnings per share from continuing and discontinued operations, EUR
Basic	0.68	0.97	1.18	1.44	2.89
Diluted	0.68	0.97	1.18	1.44	2.89

CONSOLIDATED BALANCE SHEETS
ASSETS

EUR million	June 30, 2007	June 30, 2006	Dec 31, 2006

Non-current assets
Intangible assets
Goodwill	767	492	768
Other intangible assets	257	100	274

	1,024	592	1,042
Property, plant and equipment
Land and water areas	55	58	57

Buildings and structures	220	208	221
Machinery and equipment	313	275	318
Assets under construction	38	25	19

	626	566	615
Financial and other assets
Investments in associated companies	18	19	19
Available-for-sale equity investments	43	13	15
Loan and other interest bearing receivables	6	8	6
Available-for-sale financial assets	5	34	5
Deferred tax asset	213	212	228
Other non-current assets	35	47	33

	320	333	306

Total non-current assets	1,970	1,491	1,963

Current assets
Inventories	1,383	1,031	1,112

Receivables
Trade and other receivables	1,267	1,017	1,218
Cost and earnings of projects under construction in excess of advance billings	307	162	284
Loan and other interest bearing receivables	2	2	2
Available-for-sale financial assets	10	32	10
Tax receivables	22	15	16

	1,608	1,228	1,530

Cash and cash equivalents	213	382	353

Total current assets	3,204	2,641	2,995

Assets held for sale	—	—	—

TOTAL ASSETS	5,174	4,132	4,958

SHAREHOLDERS’ EQUITY AND LIABILITIES

EUR million	June 30, 2007	June 30, 2006	Dec 31, 2006

Equity
Share capital	241	241	241
Share premium reserve	77	76	77
Cumulative translation differences	(35)	(35)	(45)
Fair value and other reserves	462	440	432
Retained earnings	712	558	763

Equity attributable to shareholders	1,457	1,280	1,468

Minority interests	5	6	6

Total equity	1,462	1,286	1,474

Liabilities
Non-current liabilities
Long-term debt	586	583	605
Post employment benefit obligations	159	154	157
Deferred tax liability	59	22	57
Provisions	48	29	53
Other long-term liabilities	2	2	2

Total non-current liabilities	854	790	874

Current liabilities
Current portion of long-term debt	106	160	93
Short-term debt	167	26	132
Trade and other payables	1,333	973	1,238
Provisions	201	178	213
Advances received	673	434	655
Billings in excess of cost and earnings of projects under construction	315	242	222
Tax liabilities	63	43	57

Total current liabilities	2,858	2,056	2,610

Liabilities held for sale	—	—	—

Total liabilities	3,712	2,846	3,484

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	5,174	4,132	4,958

NET INTEREST BEARING LIABILITIES
Long-term interest bearing debt	586	583	605
Short-term interest bearing debt	273	186	225
Cash and cash equivalents	(213)	(382)	(353)
Other interest bearing assets	(23)	(76)	(23)

Total	623	311	454

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	4-6/	4-6/	1-6/	1-6/	1-12/
EUR million	2007	2006	2007	2006	2006

Cash flows from operating activities:

Profit (loss)	97	137	167	204	410

Adjustments to reconcile profit (loss)

to net cash provided by operating activities

Depreciation	36	26	72	52	105
Provisions / Efficiency improvement programs	0	(1)	0	(3)	(7)

Interests and dividend income	10	7	16	15	26

Income taxes	41	(31)	71	(10)	11

Other	6	2	10	3	7

Change in net working capital	(176)	(64)	(175)	(2)	(18)

Cash flows from operations	14	76	161	259	534

Interest paid and dividends received	(7)	(3)	(7)	(2)	(24)
Income taxes paid	(35)	(17)	(59)	(32)	(68)

Net cash provided by (used in) operating activities	(28)	56	95	225	442

Cash flows from investing activities:

Capital expenditures on fixed assets	(42)	(30)	(74)	(56)	(129)

Proceeds from sale of fixed assets	3	—	9	9	14
Business acquisitions, net of cash acquired	(10)	—	(10)	—	(277)
Proceeds from sale of businesses, net of cash sold	—	—	2	—	13
(Investments in) proceeds from sale of financial assets	0	70	3	103	154

Other	—	(3)	—	(2)	(2)

Net cash provided by (used in) investing activities	(49)	37	(70)	54	(227)

Cash flows from financing activities:
Share options exercised	—	—	0	—	1

Redemption of own shares	—	—	—	—	(11)

Dividends paid	(212)	(198)	(212)	(198)	(198)

Net funding	113	(2)	28	(10)	35

Other	15	(1)	15	(6)	(6)

Net cash provided by (used in) financing activities	(84)	(201)	(169)	(214)	(179)

Net increase (decrease) in cash and cash equivalents	(161)	(108)	(144)	65	36

Effect from changes in exchange rates	3	(4)	4	(6)	(6)

Cash and cash equivalents at beginning of period	371	494	353	323	323

Cash and cash equivalents at end of period	213	382	213	382	353

Free cash flow

EUR million	4-6/2007	4-6/2006	1-6/2007	1-6/2006	1-12/2006

Net cash provided by operating activities	(28)	56	95	225	442

Capital expenditures on fixed assets	(42)	(30)	(74)	(56)	(129)

Proceeds from sale of fixed assets	3	—	9	9	14

Free cash flow	(67)	26	30	178	327

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

			Cumu-	Fair		Equity
		Share	lative	value		attri-
		pre-	trans-	and	Re-	butable	Mi-
		mium	lation	other	tained	to	nority	Total
	Share	re-	adjust-	re-	earn-	share-	inter-	e-
EUR million	capital	serve	ments	serves	ings	holders	est	quity

Balance at Jan 1, 2006	241	76	(9)	424	553	1,285	7	1,292

Dividends	—	—	—	—	(198)	(198)	—	(198)
Share options exercised	—	—	—	—	—	—	—	—
Translation differences	—	—	(43)	—	—	(43)	—	(43)
Net investment hedge gains (losses)	—	—	15	—	—	15	—	15
Cash flow hedges, net of tax	—	—	—	14	—	14	—	14
Available-for-sale equity investments, net of tax	—	—	—	1	—	1	—	1
Other	—	—	2	1	(1)	2	(1)	1
Net profit for the period	—	—	—	—	204	204	0	204

Balance at June 30, 2006	241	76	(35)	440	558	1,280	6	1,286

Balance at Dec 31, 2006	241	77	(45)	432	763	1,468	6	1,474

Dividends	—	—	—	—	(212)	(212)	—	(212)
Share options exercised	0	0	—	—	—	0	—	0
Translation differences	—	—	16	—	—	16	—	16
Net investment hedge gains (losses)	—	—	(6)	—	—	(6)	—	(6)
Cash flow hedges, net of tax	—	—	—	(1)	—	(1)	—	(1)
Available-for-sale equity investments, net of tax	—	—	—	20	—	20	—	20
Share-based payments, net of tax	—	—	—	1	—	1	—	1
Redemption of own shares	—	—	—	—	—	—	—	—
Other	—	—	—	10	(6)	4	(1)	3
Net profit for the period	—	—	—	—	167	167	0	167

Balance at June 30, 2007	241	77	(35)	462	712	1,457	5	1,462

ACQUISITIONS
Acquisition of Pulping and Power businesses of Aker Kvaerner
Metso acquired the Pulping and Power businesses of Aker Kvaerner on December 29, 2006. In the beginning of July 2007, the parties agreed on the final asset values of the businesses and the purchase price was revised to EUR 336 million including EUR 6 million in expenses related to the acquisition and EUR 53 million of net cash. The purchase price adjustment of EUR 23 million was settled in July. Goodwill arising from the acquisition decreased by EUR 6 million and amounted to EUR 266 million after the fair value allocations.
Part of the excess purchase price, EUR 154 million, was allocated to intangible assets, representing the calculated fair values of acquired customer base, technology and order backlog. The remaining goodwill arising from the acquisition is based on significant synergy benefits and widened business portfolio offering Metso potential to expand its operations into new markets and customer segments.
Details of the acquired net assets and goodwill are as follows:

	Carrying	Fair value
EUR million	amount	allocations	Fair value

Intangible assets	5	154	159
Property, plant and equipment	25	—	25
Inventories	52	—	52
Trade and other receivables	186	—	186
Other assets	29	—	29
Minority interests	—	—	—
Advances received	(214)	—	(214)
Deferred tax liabilities	(4)	(41)	(45)
Other liabilities assumed	(175)	—	(175)

Non-interest bearing net assets	(96)	113	17

Cash and cash equivalents	248	—	248
Debt assumed	(195)	—	(195)
Purchase price	(330)	—	(330)
Costs related to acquisition	(6)	—	(6)

Goodwill	379	(113)	266

Purchase price settled in cash			(307)
Settlement of acquired debt			(195)
Costs related to acquisition			(6)
Cash and cash equivalents acquired			248

Cash outflow in 2006			(260)

Purchase price adjustment payable as of 30.6.2007 (paid in July)			(23)

Total cash outflow on acquisition			(283)

Other acquisitions
Metso Minerals acquired North American metal recycling provider, Bulk Equipment Systems and Technologies Inc (B.E.S.T. Inc), on March 30, 2007. The acquisition price, which was paid in April, was approximately EUR 9 million. The company’s net sales were about EUR 2 million and net income approximately EUR 0.2 million in January-March 2007. Part of the excess purchase price, EUR 2 million, was allocated to intangible assets, representing the calculated preliminary fair values of acquired customer base, brands, new technology and order backlog. The remaining excess arising from the acquisition, EUR 7 million, represents goodwill related to Metso’s improved position in the North American metal recycling market.
On June 27, 2007, Metso Paper acquired Mecanique et Depannage Industries s.a.r.l. (MDI), a French company supplying maintenance services to the paper industry. MDI employs 30 people.
Information on acquisitions for January-June 2007 is as follows (there were no acquisitions in the comparison period January-June 2006):

		Fair value
EUR million	Carrying amount	allocations	Fair value

Intangible assets	—	2	2
Property, plant and equipment	0	—	0
Inventories	1	0	1
Trade and other receivables	1	—	1
Deferred tax liabilities	—	(1)	(1)
Other liabilities assumed	(1)	—	(1)

Non-interest bearing net assets	1	1	2
Cash and cash equivalents acquired	0	—	—
Debt assumed	0	—	—
Purchase price	(10)	—	(10)

Goodwill	9	(1)	8

ASSETS PLEDGED AND CONTINGENT LIABILITIES

EUR million	June 30, 2007	June 30, 2006	Dec 31, 2006

Mortgages on corporate debt	9	3	14
Other pledges and contingencies
Mortgages	2	2	2
Pledged assets	0	0	0
Guarantees on behalf of associated company obligations	—	—	—
Other guarantees	9	5	6

Repurchase and other commitments	8	10	10
Lease commitments	153	124	166

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

EUR million	June 30, 2007	June 30, 2006	Dec 31, 2006

Forward exchange rate contracts	1,269	981	1,357
Interest rate and currency swaps	1	1	1
Currency swaps	1	1	1
Interest rate swaps	143	183	143
Interest rate futures contracts	—	—	—
Option agreements
Bought	3	19	7
Sold	1	25	6

The notional amount of electricity forwards was 464 GWh as of June 30, 2007 and 493 GWh as of June 30, 2006.
The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk.
KEY RATIOS

	1-6/2007	1-6/2006	1-12/2006

Earnings per share from continuing operations, EUR	1.18	1.44	2.89
Earnings per share from discontinued operations, EUR	—	—	—

Earnings per share from continuing and discontinued operations, EUR	1.18	1.44	2.89

Equity/share at end of period, EUR	10.29	9.04	10.38
Return on equity (ROE), % (annualized)	23.5	32.5	30.3
Return on capital employed (ROCE), % (annualized)	24.0	21.7	22.2
Equity to assets ratio at end of period, %	34.9	37.2	36.1
Gearing at end of period, %	42.6	24.2	30.8

Free cash flow	30	178	327
Free cash flow/share	0.21	1.25	2.31

Gross capital expenditure of continuing operations (excl. business acquisitions)	74	57	131
Business acquisitions, net of cash acquired	10	0	277
Depreciation and amortization of continuing operations	72	52	105

Number of outstanding shares at end of period (thousands)	141,494	141,594	141,359
Average number of shares (thousands)	141,429	141,594	141,581
Average number of diluted shares (thousands)	141,429	141,643	141,600

EXCHANGE RATES USED

	1-6/	1-6/	1-12/	June 30,	June 30,	Dec 31,
	2007	2006	2006	2007	2006	2006

USD (US dollar)	1.3341	1.2369	1.2630	1.3505	1.2713	1.3170
SEK (Swedish krona)	9.2290	9.3237	9.2533	9.2525	9.2385	9.0404
GBP (Pound sterling)	0.6756	0.6888	0.6819	0.6740	0.6921	0.6715
CAD (Canadian dollar)	1.4988	1.3970	1.4267	1.4245	1.4132	1.5281
BRL (Brazilian real)	2.7201	2.6983	2.7375	2.5966	2.7479	2.8105

BUSINESS AREA INFORMATION
Metso Ventures Business Area was dismantled as of January 1, 2007. Two of Metso’s three foundries were transferred to Metso Paper and one to Metso Minerals. Metso Panelboard became part of Metso Paper. Valmet Automotive is reported as part of Corporate Office and others group. Comparative segment information for 2006 is presented according to the new organization structure.
Aker Kvaerner’s Pulping and Power businesses were acquired as of December 29, 2006 and the acquired balance sheet was consolidated to Metso as of December 31, 2006. The acquired businesses had no effect to Metso’s income statement for 2006 and are therefore not included in the comparative segment information except for capital employed, order backlog and personnel as at December 31, 2006.
NET SALES

	4-6/	4-6	1-6/	1-6	7/2006-	1-12/
EUR million	2007	/2006	2007	/2006	6/2007	2006

Metso Paper	708	469	1,374	886	2,580	2,092

Metso Minerals	648	541	1,188	1,044	2,343	2,199

Metso Automation	174	140	320	274	659	613

Valmet Automotive	19	28	47	59	97	109
Corporate office and other	—	2	—	5	5	10
Corporate office and others total	19	30	47	64	102	119

Intra Metso net sales	(13)	(10)	(27)	(20)	(75)	(68)

Metso total	1,536	1,170	2,902	2,248	5,609	4,955

OTHER OPERATING INCOME (+) AND EXPENSES (-), NET

	4-6/	4-6/	1-6/	1-6/	7/2006	1-12/
EUR million	2007	2006	2007	2006	-6/2007	2006

Metso Paper	(3.3)	1.7	(1.4)	2.6	(15.0)	(11.0)

Metso Minerals	0.2	3.2	1.4	5.5	12.0	16.1

Metso Automation	(0.4)	0.1	0.1	0.3	0.1	0.3

Valmet Automotive	0.0	0.0	0.0	0.0	0.0	0.0
Corporate office and other	0.4	2.9	2.6	1.1	1.9	0.4
Corporate office and others total	0.4	2.9	2.6	1.1	1.9	0.4

Metso total	(3.1)	7.9	2.7	9.5	(1.0)	5.8

SHARE IN PROFITS OF ASSOCIATED COMPANIES

					7/2006-
EUR million	4-6/2007	4-6/2006	1-6/2007	1-6/2006	6/2007	1-12/2006

Metso Paper	0.1	0.4	0.5	0.7	1.5	1.7

Metso Minerals	0.0	0.1	0.0	0.1	0.0	0.1

Metso Automation	1.0	0.1	1.0	0.3	1.5	0.8

Valmet Automotive	—	—	—	—	—	—
Corporate office and other	0.0	(0.4)	0.0	(1.0)	(0.7)	(1.7)
Corporate office and others total	0.0	(0.4)	0.0	(1.0)	(0.7)	(1.7)

Metso total	1.1	0.2	1.5	0.1	2.3	0.9

OPERATING PROFIT (LOSS)

					7/2006-
EUR million	4-6/2007	4-6/2006	1-6/2007	1-6/2006	6/2007	1-12/2006

Metso Paper	35.7	25.1	61.1	46.6	104.3	89.8

Metso Minerals	95.7	71.6	163.5	131.8	329.4	297.7

Metso Automation	23.3	19.6	38.8	34.9	90.6	86.7

Valmet Automotive	1.0	4.0	5.4	9.0	8.1	11.7
Corporate office and other	(7.4)	(3.9)	(12.1)	(10.5)	(30.3)	(28.7)
Corporate office and others total	(6.4)	0.1	(6.7)	(1.5)	(22.2)	(17.0)

Metso total	148.3	116.4	256.7	211.8	502.1	457.2

OPERATING PROFIT (LOSS), % OF NET SALES

					7/2006-
%	4-6/2007	4-6/2006	1-6/2007	1-6/2006	6/2007	1-12/2006

Metso Paper	5.0	5.4	4.4	5.3	4.0	4.3

Metso Minerals	14.8	13.2	13.8	12.6	14.1	13.5

Metso Automation	13.4	14.0	12.1	12.7	13.7	14.1

Valmet Automotive	5.3	14.3	11.5	15.3	8.4	10.7
Corporate office and other	n/a	n/a	n/a	n/a	n/a	n/a
Corporate office and others total	n/a	n/a	n/a	n/a	n/a	n/a

Metso total	9.7	10.0	8.8	9.4	9.0	9.2

EBITA

					7/2006-
EUR million	4-6/2007	4-6/2006	1-6/2007	1-6/2006	6/2007	1-12/2006

Metso Paper	47.7	27.4	84.8	51.2	139.2	105.6

Metso Minerals	96.9	72.8	165.6	134.3	333.4	302.1

Metso Automation	23.6	19.9	39.5	35.6	92.2	88.3

Valmet Automotive	1.0	4.0	5.4	9.0	8.1	11.7
Corporate office and other	(6.9)	(3.4)	(11.1)	(9.5)	(28.2)	(26.6)
Corporate office and others total	(5.9)	0.6	(5.7)	(0.5)	(20.1)	(14.9)

Metso total	162.3	120.7	284.2	220.6	544.7	481.1

EBITA, % OF NET SALES

					7/2006-
%	4-6/2007	4-6/2006	1-6/2007	1-6/2006	6/2007	1-12/2006

Metso Paper	6.7	5.8	6.2	5.8	5.4	5.0

Metso Minerals	15.0	13.5	13.9	12.9	14.2	13.7

Metso Automation	13.6	14.2	12.3	13.0	14.0	14.4

Valmet Automotive	5.3	14.3	11.5	15.3	8.4	10.7

Corporate office and other	n/a	n/a	n/a	n/a	n/a	n/a
Corporate office and others total	n/a	n/a	n/a	n/a	n/a	n/a

Metso total	10.6	10.3	9.8	9.8	9.7	9.7

ORDERS RECEIVED

					7/2006-
EUR million	4-6/2007	4-6/2006	1-6/2007	1-6/2006	6/2007	1-12/2006

Metso Paper	1,103	564	1,756	1,108	2,924	2,276

Metso Minerals	798	628	1,569	1,314	2,910	2,655

Metso Automation	185	181	413	372	758	717

Valmet Automotive	19	28	47	59	97	109
Corporate office and other	—	3	—	5	10	15
Corporate office and others total	19	31	47	64	107	124
Intra Metso orders received	(15)	(14)	(31)	(31)	(67)	(67)

Metso total	2,090	1,390	3,754	2,827	6,632	5,705

QUARTERLY INFORMATION
NET SALES

EUR million	4-6/2006	7-9/2006	10-12/2006	1-3/2007	4-6/2007
Metso Paper	469	489	717	666	708
Metso Minerals	541	525	630	540	648
Metso Automation	140	146	193	146	174
Valmet Automotive	28	22	28	28	19
Corporate office and other	2	2	3	—	—
Corporate office and others total	30	24	31	28	19
Intra Metso net sales	(10)	(15)	(33)	(14)	(13)
Metso total	1,170	1,169	1,538	1,366	1,536
OTHER OPERATING INCOME (+) AND EXPENSES (-), NET

EUR million	4-6/2006	7-9/2006	10-12/2006	1-3/2007	4-6/2007
Metso Paper	1.7	(3.2)	(10.4)	1.9	(3.3)
Metso Minerals	3.2	(0.1)	10.7	1.2	0.2
Metso Automation	0.1	(0.4)	0.4	0.5	(0.4)
Valmet Automotive	0.0	0.0	0.0	0.0	0.0
Corporate office and other	2.9	0.4	(1.1)	2.2	0.4
Corporate office and others total	2.9	0.4	(1.1)	2.2	0.4
Metso total	7.9	(3.3)	(0.4)	5.8	(3.1)

OPERATING PROFIT (LOSS)

EUR million	4-6/2006	7-9/2006	10-12/2006	1-3/2007	4-6/2007
Metso Paper	25.1	30.0	13.2	25.4	35.7
Metso Minerals	71.6	75.9	90.0	67.8	95.7
Metso Automation	19.6	20.0	31.8	15.5	23.3
Valmet Automotive	4.0	1.7	1.0	4.4	1.0
Corporate office and other	(3.9)	(7.2)	(11.0)	(4.7)	(7.4)
Corporate office and others total	0.1	(5.5)	(10.0)	(0.3)	(6.4)
Metso total	116.4	120.4	125.0	108.4	148.3
EBITA

EUR million	4-6/2006	7-9/2006	10-12/2006	1-3/2007	4-6/2007
Metso Paper	27.4	32.3	22.1	37.1	47.7
Metso Minerals	72.8	76.7	91.1	68.7	96.9
Metso Automation	19.9	20.5	32.2	15.9	23.6
Valmet Automotive	4.0	1.7	1.0	4.4	1.0
Corporate office and other	(3.4)	(6.8)	(10.3)	(4.2)	(6.9)
Corporate office and others total	0.6	(5.1)	(9.3)	0.2	(5.9)
Metso total	120.7	124.4	136.1	121.9	162.3
CAPITAL EMPLOYED

EUR million	June 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	June 30, 2007
Metso Paper	300	292	631	572	651
Metso Minerals	939	955	967	983	1,049
Metso Automation	132	130	149	156	190
Valmet Automotive	28	31	23	23	23
Corporate office and other	656	745	534	555	409
Corporate office and others total	684	776	557	578	432
Metso total	2,055	2,153	2,304	2,289	2,322
ORDERS RECEIVED

EUR million	4-6/2006	7-9/2006	10-12/2006	1-3/2007	4-6/2007
Metso Paper	564	491	677	653	1,103
Metso Minerals	628	636	705	771	798
Metso Automation	181	183	162	228	185
Valmet Automotive	28	22	28	28	19
Corporate office and other	3	6	4	—	—
Corporate office and others total	31	28	32	28	19
Intra Metso orders received	(14)	(17)	(19)	(16)	(15)
Metso total	1,390	1,321	1,557	1,664	2,090

ORDER BACKLOG

EUR million	June 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	June 30, 2007
Metso Paper	1,540	1,547	2,225	2,190	2,584
Metso Minerals	1,101	1,213	1,277	1,497	1,673
Metso Automation	272	309	276	356	365
Valmet Automotive	—	—	—	—	—
Corporate office and other	3	7	—	—	—
Corporate office and others total	3	7	—	—	—
Intra Metso order backlog	(52)	(54)	(41)	(44)	(48)
Metso total	2,864	3,022	3,737	3,999	4,574
PERSONNEL

	June 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	June 30, 2007
Metso Paper	9,328	9,445	11,558	11,469	11,954
Metso Minerals	9,124	9,158	9,433	9,545	9,967
Metso Automation	3,341	3,315	3,352	3,379	3,564
Valmet Automotive	1,077	1,082	1,013	899	782
Corporate office and other	351	342	322	324	342
Corporate office and others total	1,428	1,424	1,335	1,223	1,124
Metso total	23,221	23,342	25,678	25,616	26,609

Notes to the Interim Review
This interim review has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The same accounting principles have been applied as in the annual financial statements.
New accounting standards
IFRS 7
In August 2005, IASB issued IFRS 7 ‘Financial Instruments: Disclosures’ which requires the company to disclose information enabling users of its financial statements to evaluate the significance of financial instruments to its financial position and performance. Metso adopted the standard and the related amendments to IAS 1 ‘Presentation of Financial Statements’ from January 1, 2007.
IFRS 8
In November 2006, the IASB issued IFRS 8 ‘Operating segments’ which requires the application of the ‘management approach’ in segment reporting. This would result in uniformity between the disclosed information and the principles for evaluating the financial performance of segments followed internally by the management. Metso will evaluate the effects of IFRS 8 on the consolidated financial statements. The standard will come into force in the financial years beginning after January 1, 2009, but may already be applied in earlier financial years.
Subpoena from U.S. Department of Justice requiring Metso to produce documents
In November 2006, Metso Minerals Industries, Inc., which is Metso Minerals’ U.S. subsidiary, received a subpoena from the Antitrust Division of the United States Department of Justice calling for Metso Minerals Industries, Inc. to produce certain documents. The subpoena relates to an investigation of potential antitrust violations in the rock crushing and screening equipment industry. Metso is cooperating fully with the Department of Justice.
Decisions of the Annual General Meeting
On April 3, 2007 the Annual General Meeting of Metso Corporation approved the accounts for 2006 as presented by the Board of Directors and discharged the members of the Board of Directors and the President and CEO from liability for the 2006 financial year. In addition, the Annual General Meeting approved the proposals of the Board of Directors to amend the Articles of Association and to authorize the Board of Directors to resolve on a repurchase of the Corporation’s own shares and on a share issue.
The Annual General Meeting decided to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following Annual General Meeting in respect of the composition of the Board of Directors and the remuneration of directors. The Nomination Committee consists of representatives appointed by the four biggest shareholders along with the Chairman of the Board of Directors as an expert member.

Matti Kavetvuo was re-elected as the Chairman of the Board and Jaakko Rauramo was re-elected as the Vice Chairman of the Board. Eva Liljeblom, Professor at the Swedish School of Economics and Business Administration, Helsinki, Finland, was elected as a new member of the Board. The Board members re-elected were Svante Adde, Maija-Liisa Friman, Christer Gardell and Yrjö Neuvo. The term of office of Board members lasts until the end of the following Annual General Meeting.
The Annual General Meeting decided that the annual remuneration of Board members would be EUR 80,000 for the Chairman, EUR 50,000 for the Vice Chairman and the Chairman of the Audit Committee and EUR 40,000 for the members, and that the meeting fee, including committee meetings, would be EUR 500 per meeting.
PricewaterhouseCoopers Oy, Authorized Public Accountants, was re-elected to act as the Auditor of the Corporation until the end of the next Annual General Meeting.
The Annual General Meeting decided to pay a dividend of EUR 1.50 per share for the financial year which ended on December 31, 2006. The dividend was paid to shareholders who were entered in the company’s shareholder register maintained by the Finnish Central Securities Depository on the record date for dividend payment, April 10, 2007. The dividend was paid on April 17, 2007.
Board committees
At its assembly meeting the Board of Directors elected from its midst the members of the Audit Committee and Compensation Committee.
The Board’s Audit Committee consists of Maija-Liisa Friman (Chairman), Svante Adde and Eva Liljeblom. The Board of Directors assigned Svante Adde as the financial expert of the Audit Committee.
The Board’s Compensation Committee consists of Matti Kavetvuo (Chairman), Jaakko Rauramo, Christer Gardell and Yrjö Neuvo.
Shares, options and share capital
A total of 35,000 shares were subscribed with Metso Corporation’s 2003A stock options during the period February 8 — March 15, 2007. The resulting increase in share capital of EUR 59,500.00 was entered in the Finnish Trade Register on March 29, 2007. The shares became subject to trading on the Helsinki Stock Exchange together with the existing shares on March 30, 2007. The right to receive dividends and other shareholder rights of the new shares commenced on the registration date.

At the end of June, the parent company held 60,841 Metso shares, in addition to which a partnership included in Metso’s consolidated financial statements held 200,039 Metso shares. Together these shares represent 0.18 percent of all the shares and votes.
After cancellations and exercised options there remains a total of 100,000 year 2003A options in Metso’s stock options program, all of them held by Metso’s subsidiary, Metso Capital Ltd.
Metso’s market capitalization excluding the own shares was EUR 6,200 million on June 30, 2007.
Share ownership plan
Metso has a share ownership plan for 2006-2008. The maximum number of shares to be allocated to the 2006-2008 incentive plan is 360,000 Metso Corporation shares.
The share ownership plan for the year 2006 was directed to 60 Metso managers. Based on the 2006 earnings period, 99,961 shares corresponding to 0.07 percent of Metso shares were distributed at the end of March 2007. Members of Metso’s Executive Team received 25,815 shares.
Metso’s Board of Directors decided in February to direct the 2007 share ownership plan to a total of 84 Metso managers. The potential reward from the plan will be based on the operating profit for 2007 of Metso Corporation and its business areas. The share ownership plan will cover a maximum of 125,500 Metso shares in 2007. Members of the Metso Executive Team will be allocated a maximum of 26,500 shares of this total. If the average trade-weighted price of the Metso share during the first two full weeks of March 2008 exceeds EUR 48, the number of shares to be granted under the 2007 plan will be decreased by a corresponding ratio. Payment of the potential rewards will be decided during the first quarter of 2008.
The maximum number of shares to be allocated for the 2008 earnings period as well as the share value limit will be decided by Metso’s Board of Directors at the beginning of 2008.

Shares traded on the Helsinki and New York Stock Exchanges
The number of Metso Corporation shares traded on the Helsinki Stock Exchange in January-June was 196 million, equivalent to a turnover of EUR 7,826 million. The share price on June 30, 2007 was EUR 43.82. The highest quotation was EUR 44.80 and the lowest EUR 34.79.
The number of Metso ADRs (American Depository Receipts) traded on the New York Stock Exchange was 3.8 million, equivalent to a turnover of USD 209 million. The price of an ADR on June 30, 2007 was USD 58.94. The highest quotation was USD 61.90 and the lowest USD 44.37.
Disclosures of changes in holdings
The following is a brief account of the shareholders’ disclosures received by Metso with respect to changes in holdings in the company.
J.P. Morgan Chase & Co. announced that the funds they managed held 6,996,732 Metso shares/ADRs on February 12, 2007 corresponding to 4.94 percent of the paid up share capital of Metso Corporation.
No disclosures of changes in holdings were received during the second quarter of 2007.
Publication dates for Metso’s Interim Reviews in 2007
Interim Review for January — September on October 25, 2007.
For further information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 26,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com